                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1*)

                            Telenetics Corporation
           --------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
           --------------------------------------------------------
                        (Title of Class of Securities)


                                   87943P408
           --------------------------------------------------------
                                (CUSIP Number)

                                Terry S. Parker
                          c/o Saunders & Parker, Inc.
                              5735 Prestwick Lane
                               Dallas, TX  75252
                                 (972)732-0712

                                With a copy to:
                           Sally A. Schreiber, Esq.
                        Munsch Hardt Kopf & Harr, P.C.
                              4000 Fountain Place
                               1445 Ross Avenue
                               Dallas, TX  75202
                                (214) 855-7500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 9, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                                               Page 2 of 6 Pages
CUSIP No. 87943P408                 Schedule 13D

-------------------------------------------------------------------------------
(1) Names of Reporting Person. I.R.S. Identification Nos. of Above
  Person
  Terry S. Parker
-------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member       (a) [ ]
                                                (b) [X]
-------------------------------------------------------------------------------
(3) SEC Use Only ___________________
-------------------------------------------------------------------------------
(4) Source of Funds
    PF
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                          [ ]
-------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                 168,750/1/
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                   600,000/2/

                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                   168,750/1/
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                   600,000/2/
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     768,750/3/

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [x]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.15%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

-------------------------
/1/ These shares are actually owned by the Reporting Person. Does not include any earn-out shares that may be acquired if certain conditions are met, which shares were previously erroneously reported as being beneficially owned.
/2/ These shares are subject to an exercisable option that Saunders & Parker, Inc., a Texas corporation ("S&P"), of which the Reporting Person is an executive officer, director, and 50% shareholder, owns, which shares are not currently issued or outstanding.
/3/ See notes 1 and 2 above.

                                                               Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

         Common stock, no par value, of Telenetics Corporation, a California corporation ("Common Stock") whose principal executive offices are at 25111 Arctic Ocean, Lake Forest, CA 92630 ("Telenetics")

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the Reporting Person (herein so called) is Terry S. Parker.

         (b) The Reporting Person's business address is c/o Saunders & Parker, Inc., 5735 Prestwick Lane, Dallas, TX 75252.

         (c) The Reporting Person's present principal occupation is as Co-President of S&P, which has its principal business and office address at 5735 Prestwick Lane, Dallas, TX 75252. The principal business of S&P is consulting and investment.

         (d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person acquired 168,750 shares of Common Stock and the potential to receive up to an additional 1,350,126 shares of Common Stock as consideration for the sale of 2,250 shares of common stock of eflex Wireless, Inc., a Delaware corporation ("eflex"), owned by the Reporting Person pursuant to the terms of that certain Stock Purchase Agreement dated as of January 7, 2000 (the "Stock Purchase Agreement"), executed by Telenetics, the Reporting Person, and others, a copy of which is filed as an exhibit to this Schedule 13D. These additional earn-out shares are not deemed to be beneficially owned for purposes of this Schedule 13D because the contingencies for their issuance are not within the control of the Reporting Person and have not been waived or satisfied.

         The Reporting Person is a Co-President, director, and 50% shareholder of S&P. As a result, the Reporting Person may also be deemed to be the beneficial owner of the 600,000 shares of Common Stock that are deemed to be beneficially owned by S&P as a result of its ownership of options (the "Options") that are presently exercisable at $1.75 per share. Previously S&P was deemed to be the beneficial owner of five hundred thousand Shares (the "Pledged Shares") held by S&P as security for payment of a note, which note was paid on March 9, 2000.

         S&P beneficially owns the Options pursuant to that certain Non-Qualified Stock Option Agreement dated as of January 7, 2000, executed by Telenetics("Non-Qualified Stock Option Agreement"), a copy of which is filed as an exhibit to this Schedule 13D. The Options were granted by Telenetics as partial consideration for the services to be provided by S&P under that certain Consulting Agreement, dated as of January 7, 2000,

                                                               Page 4 of 6 Pages

         ("Consulting Agreement"), executed by Telenetics and S&P. A copy of the Consulting Agreement is filed as an exhibit to this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person, among others, owned shares of the common stock of eflex. Telenetics desired to purchase all of the outstanding shares of eflex. After negotiations between the individual shareholders of eflex and Telenetics, each share of common stock of eflex was purchased by Telenetics for 75 shares of Common Stock of Telenetics and the right to receive up to an additional 554.4 shares of Common Stock through an earn-out provision in the Stock Purchase Agreement. On January 20, 2000, the Stock Purchase Agreement was amended to increase the potential earn-out provision shares per share of eflex Common Stock to
         600.5 total shares of Common Stock instead of 544.4 shares. /4/ The Reporting Person acquired beneficial ownership of the shares of Common Stock under the Stock Purchase Agreement for investment purposes. Pursuant to the Stock Purchase Agreement, Telenetics will use its best efforts to elect either the Reporting Person or William C. Saunders ("Saunders"), the other Co-President of S&P, to the board of directors of Telenetics. If the Reporting Person is not elected to the board of directors, he will be an adviser to the board of directors of Telenetics. Each of the Reporting Person and Saunders became an adviser to the Telenetics board of directors as of January 7, 2000.

         For information concerning the purpose for the acquisition of beneficial ownership of Common Stock by S&P that the Reporting Person may be deemed to beneficially own, please see Item 4 of the Schedule 13D executed by S&P on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

         Except as set forth above, the Reporting Person does not currently have any plans or proposals with respect to any of the matters described in
         (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Number of shares of Common Stock deemed to be beneficially owned by Reporting Person: 768,750

              Percentage of class of securities deemed to be beneficially owned by Reporting Person: 5.15%

         (b) Number of shares deemed to be beneficially owned by Reporting Person as to which it has the sole power to vote: 168,750

-------------------------
/4/ If the conditions for the earn-out shares are met, an aggregate of 6,000,558 additional shares of Common Stock of Telenetics will be issued to the former shareholders of eflex, of which 1,350,126 would be issued to the Reporting Person. These additional earn-out shares are not deemed to be benefically owned for purposes of this Schedule 13D because the contingencies for their issuance are not within the control of the Reporting Person and have not been waived or satisfied.

                                                               Page 5 of 6 Pages

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the shared power to vote: 600,000

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the sole power to dispose: 168,750

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the shared power to dispose: 600,000

              The power to vote and dispose of the 600,000 shares subject to the Options would be held by S&P if the Options were exercised. Saunders, a Co-President, director and 50% Shareholder of S&P, and the Reporting Person, who is also a Co-President, director, and 50% shareholder of S&P, would share the right to vote or to direct the vote and the power to dispose or influence the disposition of such shares as a result of such positions. For information on Saunders and S&P, please see Item 2 of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

         (c) The Reporting Person has not had any transactions in Telenetics Common Stock, except as described herein.

         (d) Except as described in Item 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed in Item 5(a).

         (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Stock Purchase Agreement, the Non-Qualified Stock Option Agreement, the Consulting Agreement, the Stock Pledge Agreement, the Guaranty, and the Note. A copy of each of the aforementioned is filed as an Exhibit to this Schedule 13D. For information on Saunders and S&P, as required in Instruction C, please see Item 6 of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         The following agreement is filed as an exhibit to this Schedule 13D;
         (1)  Stock Purchase Agreement, as amended
         (2)  Non-Qualified Stock Option Agreement*
         (3)  Consulting Agreement*
         (4)  Stock Pledge Agreement*
         (5)  Guaranty*
         (6)  Note*
         (7)  Schedule 13D of S&P with respect to Telenetics dated
              January 18, 2000*
         (8) Schedule 13D of Saunders with respect to Telenetics dated January 18, 2000*

         --------------------
          * Previously filed

                                                               Page 6 of 6 Pages




                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       August 10, 2000
                                       ----------------------------------------
                                       (Date)

                                       /s/ TERRY S. PARKER
                                       ----------------------------------------
                                       (Signature)

                                       Terry S. Parker